Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

25 May 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 25 May 2005.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Regulatory Announcement

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KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Final Results
Released	07:01 25-May-05
Number	PRNUK-2405

KELDA GROUP PLC

Preliminary Announcement of audited results
for the year ended 31 March 2005

HIGHLIGHTS

* Group turnover up 5.2% to £763.0 m

* Group profit before taxation and exceptional items up 16.8% to £223.7m

* Adjusted earnings per share (excluding deferred tax) increased 15.2 % to 53.2p

* Ofwat assessment confirms Yorkshire Water's four band A ratings, a unique industry achievement

* Significant growth in UK Service Operations

* Challenging year for Aquarion US water business, underlying profitability maintained despite rate case

* Full year dividend increased 8.1% to 29.0p per share; final dividend 20.66p per share

* Limited share buyback programme of approximately 5% of equity planned over next two years

KEY FIGURES

	2005	2004	Increase %
Group turnover	£763.0m	£725.5m	5.2
Profit on ordinary activities before exceptional items and interest	£321.9m	£294.7m	9.2
Profit before taxation and exceptional items	£223.7m	£191.6m	16.8
Adjusted earnings per share (excluding deferred tax)	53.2p	46.2p	15.2
Dividend for the year	29.00p	26.83p	8.1
Group net debt	£1,763m	£1,706m	3.3

Following the announcement of Kelda group's results for the year ended 31 March 2005, the Chairman, John Napier said:

'The focus on water operations continues to give significant benefits. Yorkshire Water Services has had an outstanding year and this along with the continued growth of the outsourcing operations business has resulted in an excellent set of results.'

For further information contact

May 25	Martin Towers, Kelda Group	020 7155 4322
	Peter Hewer/David Trenchard, Tulchan Communications	020 7353 4200
After May 25	Kelda Group Press Office	01274 692954

A copy of this preliminary results announcement will be available on the Kelda Group website from 8am this morning at www.keldagroup.com

CHAIRMAN'S STATEMENT

The strong performance reported in the first half was well maintained and improved in the second giving an excellent full year result for 2004/05. For the year total group turnover was up 5.2%, group profit before taxation and exceptional items increased 16.8% to £223.7m, giving adjusted earnings per share, excluding deferred tax, of 53.2p an increase of 15.2% on prior year.

The single largest profit driver was the performance of Yorkshire Water Services which had an outstanding year. The main source of the profit improvement was out-performance with operating cost savings of £120m, and capital cost efficiencies of 13%, achieved in the AMP3 5 year regulatory period ending in March 2005. There was also a sales revenue benefit from the full year effect of the interim price determination awarded in 2003.

The focus on water operations continues to give significant total benefits. YWS achieved an excellent overall performance. It obtained a unique four 'A's in the Ofwat operating and efficiency measures in drinking and waste water operations. On compliance measures it produced its best ever drinking water and waste water performance. There were also further reductions in water leakage and in pollution incidents. All these achievements helped Yorkshire Water to be awarded and named as the Utility of the Year at the Utility Industry Achievement Awards.

In the UK we have formed Kelda Water Services to provide a distinct identity for, and dedicated management focus on, our third party outsourcing operations business. It has developed significant momentum having implemented the MoD contract secured last year and had further success in gaining a major contract with Welsh Water which commenced in April of this year. Kelda Water Services remains actively engaged in the pursuit of further outsourcing opportunities. Loop, the customer service operation, had a period refocusing on key competencies and KeyLand performed well.

The main area of performance below expectations related to Aquarion in the USA. Although profit was maintained in dollar terms on a year to year basis, results were affected by a very wet summer which reduced metered consumption and an expected benefit from a rate case in Connecticut was not achieved. Exchange rates were also adverse. The new management performed well in mitigating these effects with significant reductions in the cost base. Raising the rate of return remains an ongoing priority and we are well placed to make progress on this aim.

The excellent results of the company do not arise by chance. They result from a

dedicated management team and staff who understand that we need to make *continuous improvements and look at new ways of working*. The company has successfully demonstrated its mantra of focus, and its ability to combine cost and efficiency gains with improved standards of service and regulatory compliance. It continues successfully and actively to manage change under the leadership of its Chief Executive, Kevin Whiteman. YWS has entered into a five year pay and conditions agreement supporting more flexible working and revised bonus arrangements. We also continue to invest significantly in management and staff training and upgraded computer based operational and management control processes.

The company also actively supports the communities in which it operates. We run a series of programmes, encouraging staff participation in a wide range of areas. The main focus is on supporting disadvantaged groups, particularly in primary education, health and leisure, and making the optimum use of our property assets. In addition to our crucial environmental responsibilities we actively promote balanced land use access, conservation and recreation, supported by an extensive environmental consultative policy group, which includes a wide range of external regional stakeholders.

The other key event of the year was the confirmation of the YWS price determination for the next five year regulatory period, AMP4. As reported at the half year this was within our expectations and broadly acceptable on a company and industry basis. The one time gains made by the company in achieving operating cost out-performance within the previous AMP3 regulatory period give an indefinite sustainable benefit to customers. The reduced cost base becomes the start point of the AMP4 price determination and helped Kelda achieve the lowest possible price increases to customers. (3rd lowest increase in WASCs).

In considering the relative position of shareholders the Board has taken note that within the AMP3 period very limited real increases in dividend have been paid to date. The Board has therefore decided to recommend a final dividend payment of 20.66p which equates to an 8% dividend increase for the full year. This makes the average rate of real increase of the dividend over the AMP3 period of 1% per annum, well within regulatory guidelines of a maximum of 2% per annum.

The intent going forward in AMP4 will be, subject to the performance of the company, at least to maintain the real level of dividends while staying within the inflation and growth limits factored into the determination. The new regulatory period has some significant challenges particularly from cost pressures in the first year. The USA has a similar challenge. Work commenced

within 2004/05, as evidenced by an exceptional charge of £5.4m within these results, to ensure plans have been developed in detail to meet these challenges.

Looking further ahead the strategic focus of the company on water, over the last regulatory period, the related sell down of non-water assets, and significant improvements in performance, have together placed the company in a strong financial position. Subject to the company continuing to maintain its standards of performance, to not receiving unexpected external shocks, and to meeting the challenges within AMP4, there is scope to optimise the balance sheet structure. The company, therefore, intends to increase its borrowings to return capital to shareholders via a limited share buyback programme. This will have the effect of improving our cost of capital and of reducing future dividend costs. The buyback programme will be kept under review. It is anticipated, however, that this could involve the purchase of 5% of the Kelda equity over the next two years.

The company has also benefited from the support of an energetic, supportive and active Board. Mr Derek Roberts, currently the longest serving Kelda director, and Mr Ken Jackson will retire after the AGM in July. I am pleased to announce that Kate Avery, the Retail Distribution Director of Legal and General, and Ed Anderson, Chief Executive of Leeds/Bradford Airport, will be joining the Board in June.

My final task this year, therefore, is to thank on behalf of shareholders all management and staff and particularly the retiring directors Mr Roberts and Mr Jackson for their contribution to the company. The new regulatory period AMP4 sets new challenges. We will need to maintain and progress our management and performance standards if we are to meet the next 5 year price determination and deliver our plans. We all look forward to that challenge.

CHIEF EXECUTIVE'S REVIEW

2004/05 has been an important year for Kelda with the conclusion of price reviews for both Yorkshire Water and Aquarion.

Ofwat's price determination for Yorkshire Water provides certainty for the business going forward and allows us to make further real improvements to our infrastructure, the environment and customer service, whilst delivering sustainable and consistent shareholder returns. The same is true of Aquarion, where, following the rate case, the focus is now firmly on improving returns.

The expertise of the core business in efficient asset management and customer service delivery has also helped the group gain real momentum in securing out-sourced water and waste water contracts.

This progress has been made possible by the commitment, passion and professionalism of our people throughout the organisation and I would like to use this report as an opportunity to thank them for our progress over the last year and over the last five years as we look to the future.

Review of Business Performance

Group profit before tax and exceptional items is up 16.8% to £223.7m due to another strong performance from our core business, Yorkshire Water, continuing underlying profitability from Aquarion and an increased contribution from our UK service operations.

Adjusted earnings per share (excluding deferred tax) increased 15.2% to 53.2p.

On the back of this strong financial performance full year dividends have increased by 8.1% to 29.0p per share.

As well as growing both turnover and profits, Yorkshire Water again out-performed its regulatory targets and will deliver over £120 million of operating cost out-performance for the 2000-05 period.

The company's achievements in delivering value to customers was also recognised by the water regulator Ofwat, with Yorkshire Water becoming the first company ever to be awarded the top-ranking `A' band for all four aspects of its relative efficiency performance.

In December 2004, Yorkshire Water was also named Utility of the Year at the Utility Industry Achievement Awards, great recognition of the hard work and dedication of the company's 2,158 employees.

During the year Yorkshire Water invested a further £349m of capital, out-performing AMP3 targets by 13% and delivering the company's best ever water quality and service level performance. Overall, pollution incidents were down by 15% despite summer storms, however the number of pollution incidents classified as serious have not reduced and we are taking steps to address this. Sewer flooding incidents were reduced to their lowest ever level.

Getting ahead of the challenges of the next five years, Yorkshire Water has negotiated a new five year pay deal with employees and contracts with service partners to ensure an early start to the AMP4 investment programme.

The group's non-regulated UK Service Operations also made good progress, with operating profit increasing to £6.4m. Kelda Water Services (previously Yorkshire Water Projects) is now a dynamic and focused organisation, with an annual turnover in excess of £100m going forward.

In January, Kelda Water Services signed a £700 million, 15 year contract to provide waste water operations in South Wales. The new contract means that the business now has operations in Scotland, Wales and the West Country.

Other UK service operations had an on-plan year with KeyLand, Safe-Move and Loop performing in line with expectations.

In the US, Aquarion's Connecticut rate case was concluded with an outcome which was disappointing and management focus is now on improving the rate of return to the allowed 9.75%. The company's underlying profitability remains unchanged when the continuing effects of a weak US dollar are taken into account. Aquarion Operating Services, the company's contract operations division, increased revenues with a number of contract wins.

2004 Price Review (PRO4)

In December 2004, Ofwat made its Final Determination on price limits for Yorkshire Water for the AMP4 investment period 2005-10.

In putting together our business plan for Yorkshire Water, our over-riding aim was to safeguard Yorkshire's water and sewerage infrastructure and maintain levels of service, whilst at the same time making further efficiencies and keeping prices as low as possible.

In doing this, we sought to balance price limits against the significant tax rises from 2005 and the additional obligations imposed by new European legislation, including the Freshwater Fish Directive.

It is a balance which we believe we have got right, with average annual price rises of 3.9% over inflation and a total investment plan of £1.6 billion (at 2005/06 prices). We believe that this determination will provide good value for customers and allow Yorkshire Water to maintain its infrastructure and provide the environmental improvements to rivers that the UK Government is looking for.

The company has been able to strike this balance through making past and projected future efficiencies. This focus has allowed Yorkshire Water to keep prices low for customers, ensure the financial and operational sustainability of the business and provide an appropriate return for Kelda shareholders.

Outlook

Although the final outcome of the price determination was close to the plans submitted by Yorkshire Water, it remains a challenging programme of work that will require the business to continue to drive efficiencies and keep on improving the quality of service it provides.

We can expect that future efficiency reductions will be much more challenging to achieve, however, and will require closer dialogue with service partners and the careful application of new technology and ways of working to enable us to make the further step change in service and performance we are looking for.

There is absolutely no room for complacency and the company remains committed in its mission to be the best.

Our non-regulated UK Service Operations continue to make good progress and will account for over 10% of group turnover. The growing track record and expertise of Kelda Water Services will ensure that it is well placed to compete for further contracts with both private and public sector organisations who outsource the operation of their water and waste water assets.

In the US, initiatives are underway to achieve the maximum allowable rate of return. Aquarion is utilising knowledge and expertise from Yorkshire Water to improve capital and operating cost efficiencies, whilst at the same time using new technology to drive improved service performance. Based on the progress already made, we are confident of an enhanced return from the regulated water business going forward.

We intend to optimise our balance sheet structure by increasing borrowings in order to return capital to shareholders through a limited share buyback programme. Subject to continued strong financial performance by the group this could amount to 5% of equity over the next two years.

Throughout our operations our goal continues to be to deliver consistently good financial results which help the group to sustain low costs of borrowing and sustained dividend growth. This strategy, underpinned by a clear focus on

efficiency and customer service in everything we do, will continue going forward.

Kevin Whiteman

Chief Executive

FINANCIAL REVIEW

Profit before interest and exceptional items

Group turnover, excluding associates' and joint ventures' turnover, increased by 5.2% to £763.0m (2004: £725.5m) for the full year, following a 4.5% increase at the half year. Turnover has increased following the 6% tariff increase at Yorkshire Water, with the negative impact on translation of the Aquarion figures being offset by growth in non-regulated turnover in the UK.

Yorkshire Water accounts for 88% of group profit before interest and exceptional items of £321.9m (2004: £294.7m), with its dominant contribution of £284.6m (2004: £252.5m) facilitated by the interim price determination and keen cost control, whilst providing funds to finance the ongoing capital expenditure programme. In dollar terms Aquarion maintained its profitability.

UK Service Operations has grown its profitability to £6.4m (2004: £2.0m) which includes strong operating performance from existing business and the first full year results for the MOD Aquatrine `A' contract, and in 2005/06 will report for the first time the results of the Welsh Water waste water contract that commenced in April 2005.

Group profit before taxation

Group profit before taxation of £212.0m (£206.2m) is arrived at after an exceptional charge of £11.7m (2004: £14.6m exceptional profit). £5.8m of this charge relates to exceptional costs arising from the on-going measured initiatives to restructure the Yorkshire Water business and £5.4m to Aquarion as that business seeks to reduce its operating cost base and improve returns.

The total net interest expense of £98.2m (2004: £103.1m) is reduced from the previous year by £4.9m, and benefits from not having a comparable figure for the WRG interest cost of £4.4m consolidated last year. Group interest cover is 3.3 times (2004: 2.9 times), before exceptional items, and 5.0 times (2004: 4.6 times) on an EBITDA basis.

Taxation

The group tax charge of £37.8m (2004: £25.5m) includes £6.8m (2004: £11.2m) of favourable prior year adjustments in respect of the current tax charge, and £ 3.2m unfavourable (2004: £2.3m favourable) in respect of the deferred tax charge. The underlying effective tax rate of 20%, including exceptional items, arises as a result of tax allowances exceeding depreciation and the discounting of the deferred tax liability as permitted under UK GAAP, analysed 14% in respect of the current tax charge and 6% in respect of deferred tax.

Earnings per share and dividends

Earnings per share, adjusted to exclude exceptional items and deferred tax increased by 15.2% to 53.2p (2004: 46.2p) through the improved performance by Yorkshire Water. Basic earnings per share are 47.0p (2004: 47.1p).

An interim dividend of 8.34p (2004: 8.1p) was paid on 25 February 2005. The board is recommending the payment of a final dividend of 20.66p (2004: 18.73p) to make a total dividend for the year of 29.0p (2004: 26.83p). The increase in the dividend of 8.1%, is a benefit to shareholders for management out-performance by Yorkshire Water during the AMP 3 period.

In addition the Board is proposing to bring forward the dividend payment dates as a permanent measure. It is anticipated that the proposed final dividend will be paid on 26 August 2005, rather than in October, and likewise the intention is to pay the interim dividend in future in early January rather than late February.

Dividend cover, excluding exceptional items and deferred tax, is 1.8 times (2004: 1.8 times).

Cash flow and balance sheet

Net debt of £1,763.1m at year end (2004: £1,705.8m) increased during the year by £57.3m.

Strong cash flow from Yorkshire Water enabled the group cash inflow from operating activities to reach £489.7m (2004: £481.1m). Interest payments amounted to £90.6m (2004: £97.1m) and capital investment £355.7m (2004: £ 335.5m). Dividend payments of £100.3m (2004: £101.2m) are funded by the Yorkshire Water regulated business.

This performance enabled the ratios calculated using funds from operations, net of taxation, to reach 5.0 times (2004 4.4 times) when compared with interest, and 27% of net debt (2004: 25%).

Year end balance sheet gearing is 50% (2004: 50%) and the Yorkshire Water net debt to RAV is 39.4% (2004: 40%).

A limited share buyback programme of approximately 5% of equity is planned over the next two years, as discussed in the Chairman's statement.

Accounting policies

The group accounts have been prepared in accordance with the accounting policies described in note 1 to the accounts, in accordance with UK GAAP.

The group has implemented UITF 38 from 1 April 2004. UITF 38 requires own shares held under trust to be deducted in arriving at shareholders' funds. Previously own shares held under trust were presented as fixed asset investments. Accordingly own shares held under trust at a book value of £17m have been reclassified from fixed asset investments to shareholders' funds resulting in a reduction of £17m to the group's previously reported net assets at 31 March 2004. The implementation of UITF 38 had no impact on the group's previously reported profits and losses. Comparative figures have been restated in the balance sheet and related notes.

The group has also implemented Revised UITF 17 `Employee Share Schemes' (`Revised UITF 17') from 1 April 2004. Revised UITF 17 requires the minimum profit and loss charge for shares granted to be determined as the intrinsic value. Previously the charge was based on either intrinsic value or, where purchases of shares were made by an ESOP trust at fair value, by reference to the cost of shares available for the award less any contributions payable by the employees. The implementation of Revised UITF 17 had no impact on the group's previously reported profits and losses.

International Financial Reporting Standards (IFRS) will supersede UK GAAP for the year ending 31 March 2006 for the first time in the preparation of the group accounts, including interim results. Comparative figures will be required for the prior year commencing 1 April 2004.

The note below sets out the reconciliation between shareholders' funds under UK GAAP and as restated under IFRS at 31 March 2004, the effective start date in

the transition to IFRS, with accompanying notes and explanations.

The group will commence financial reporting under IFRS with effect from 1 April 2005. The first published results under IFRS will be the interim results for the six month period to 30 September 2005, with comparative figures restated under IFRS. There is no present intention to report subsidiary company accounts under IFRS.

The start point for this restatement of comparative figures is the group balance sheet at 31 March 2004. The work on the preliminary `transition balance sheet' has been completed and the reconciliation of shareholders' funds in moving from UK GAAP to IFRS is set out below. New standards and interpretations that come into effect or that are adopted early before the first report under IFRS may result in adjustments to this reconciliation before it constitutes the final opening IFRS balance sheet.

		£m
Shareholders' funds under UK GAAP		1,714.3
Deferred tax in full	a	(351.7)
Pension fund deficit	b	(70.7)
Infrastructure renewals accounting	c	62.3
Re-translation of goodwill to closing rate	d	(30.0)
Dividends when approved (IAS 10)	e	69.5
Financial instruments marked to market	f	(9.8)
Taxation related to share based payments	g	1.0
Shareholders' funds restated under IFRS		1,384.9

a The discounting of deferred tax is no longer permitted under IFRS (IAS12). Under UK GAAP the deferred tax had been discounted from £542.8m to £

191.8m. In addition deferred tax is provided at 30% on rollover relief which was not provided for under UK GAAP.

b The full pension deficit for both UK and US schemes (net of deferred tax) is recognised in the balance sheet under IAS19.

c Infrastructure renewals accounting is not permitted under IAS16; renewals expenditure must be analysed between revenue and capital and treated accordingly. Use has been made of the transition option to apply fair value as deemed cost as at 1 April 2004.

d Use has been made of the transition option within IFRS1 to retranslate Aquarion goodwill from sterling into US dollars.

e The final proposed dividend is reversed as it does not meet the definition of a liability.

f Hedging documentation was put in place as at 31 March 2004 and therefore IAS39 has been applied from this date. Use has not been made of the option to defer application for a year. The majority of the instruments held by the group qualify for hedge accounting treatment. Deferred tax has been accounted for on the unrealised gains and losses.

g Under UK GAAP tax relief on share based payments in excess of amounts charged to the profit and loss account is a permanent difference. Under IFRS it is a temporary difference giving rise to a deferred tax asset.

Pensions

The disclosed FRS 17 deficit in the main UK defined benefit scheme at 31 March 2005 is £54.9m after deferred tax (2004: £60.7m). The group's pension liabilities are funded on a long term basis based on periodic actuarial reviews and not the FRS 17 figures that can produce volatile results over short time periods. The outcome of the triennial valuation at 31 March 2004 has been to increase employer contributions from 1 April 2005.

Martin Towers

Group Finance Director

Kelda Group plc

OPERATING REVIEW

YORKSHIRE WATER:

Regulated turnover increased by 5.9% to £640.1m (2004: £604.4m) as a result of the second year of price increases allowed in the interim price determination which took place in April 2003.

Operating profit (before exceptionals) increased by 12.7% to £284.6m (2004: £ 252.5m). This performance reflects continuous improvement from the business which has delivered £120m of operating cost out-performance for the 2000-05 period. Exceptional items of £5.8m relate to business reorganisation costs required to deliver further measured initiatives on cost reduction.

Regulated capital investment for the year was £349.2m (2004: £302.3m). The investment continues to be directed at the upgrading of the region's clean and waste water infrastructure. Over AMP 3 Yorkshire water delivered 13% capital cost out-performance.

In January 2005, Ofwat announced that Yorkshire Water had become the first water and sewerage company ever to achieve `A' ratings in each of the four available categories for relative efficiency, namely operating and capital cost efficiency in both water and waste water.

Ofwat's Unit Costs and Efficiency Report 2003/04 compared all 22 water and sewerage companies on the basis of how efficiently they ran their business and how efficiently they spent money on the maintenance of pipes, sewers and treatment works. The report acknowledged Yorkshire Water's industry leading performance which the regulator said had been taken into consideration during the recent price review, ensuring increases in customers' bills could be kept to a minimum.

The outcome of Ofwat's recent price review was announced in December 2004 and has been accepted by the company.

The final determination was very similar to Yorkshire Water's business plan submission, with customers' bills set to rise by an average of 3.9% per year above inflation over the period 2005 - 2010. This will result in average household bills rising by £45 to £288 (excluding inflation) over the next five years.

The increases will help finance a £1.6 billion (at 2005/06 prices) programme of investment to further improve drinking water and river water quality and to significantly reduce the number of incidents of sewer flooding.

Customer service

Yorkshire Water was named Utility Company of the Year at the Utility Industry Achievement Awards 2004, against competition from some of the biggest names in the water, gas, electricity and telecommunications industries.

The company continued to improve its overall levels of operational and customer service during 2004 and recorded its highest ever points score in Ofwat's Overall Performance Assessment. We were ranked fourth in the industry.

The quality of Yorkshire's tap water had reached an all-time high, with 99.89% of Overall Performance Indicator tests taken during the previous year reaching the required standards.

Throughout the year the company continued its ongoing programme of work to upgrade the region's 31,217km of underground water mains, with major renewal schemes underway in towns and cities including Bradford, Scarborough, Huddersfield and Hull.

Environmental performance

Progress has been made over the past 12 months to improve the condition of Sites of Special Scientific Interest (SSSIs) on Yorkshire Water land. 20% are now in recovering or better status, compared to 10% in 2003.

In September 2004, Yorkshire Water and the Ramblers' Association staged a joint celebration to mark the official introduction of new access rights for walkers in the South Pennines.

Under the terms of the Countryside and Rights of Way Act 2000, walkers were given the right to roam across large areas of moorland, heath and down in the area for the first time.

Kelda once again achieved `Premier League' status in Business in the Environment's Index of Corporate Environmental Engagement 2004.

Social impact

Yorkshire Water was ranked 43rd in Business in the Community's `Companies That Count' report published in March 2004, a rise of 43 places on the previous year.

The report looks at corporate social responsibility and benchmarks companies' performance on a range of social, ethical and environmental issues. We will continue to use our participation in the index as a means of improving the way we do business and staying abreast of best practice.

In assessing the company's approach to CSR, Business in the Community recognised the success of the company's Cool Schools campaign which has seen the installation of 700 free water coolers in local primary schools across the region.

Employees

A major review of the company's performance management process was undertaken during 2004.

A joint proposal was developed which was put to a union ballot and accepted by the overwhelming majority of employees in February 2005.

Under the terms of the five-year agreement, all employees are now guaranteed an annual `cost of living' increase, with the potential for additional payments based on company and personal performance.

In October 2004, the company also unveiled its new vision - to be clearly the best water company in the UK - and launched a series of new aspirational targets for the company to aim for over the period 2005 -2010.

AQUARION:

2004/05 has been a challenging year for Aquarion. Turnover for 2005 from continuing operations was £92.2m (2004: £94.1m). Although higher turnover was achieved in US$ terms utility revenues were affected by the disappointing rate case decision of the Connecticut Department of Public Utility Control in October 2004 that reduced revenues in some Connecticut divisions by an aggregate $2m per annum. The rate case decision is consistent with the general approach of US utility regulators to decrease equity returns, as most of the pricing models are based on lower long term interest rates. Utility revenues were also affected by an unusually cool and rainy summer, which resulted in lower metered water use. Aquarion Operating Services revenue growth reflects

continued success in new contract wins.

Operating profit at £30.3m (2004: £31.6m) for the year was maintained in dollar terms. Exceptional costs of £5.4m were incurred including £3.8m of early retirement costs reflecting the management drive to improve the rate of return to the allowed 9.75%.

The business is implementing a number of best practice initiatives aimed at enabling the utility business to achieve the maximum allowable rate of return by continuing to drive capital and operational efficiencies. In the non-regulated businesses, strict cost control measures, selective bidding and maximization of technology are intended to enable future profitability growth. Such growth is dependent upon continuing contract opportunities being available at rates of return which are considered to be appropriate.

The utility has reduced operating costs through the early retirement programme. Staffing is presently 21.5% below 2003/04 levels.

Capital spending was $54.9m for the year. Aquarion is utilising knowledge from Yorkshire Water, using elements of its capital delivery model.

Enhanced use of technology includes new water main upgrading techniques, new meters for improved water use accuracy and greater use of automation to monitor water treatment processes and reduce water testing and reservoir management expenses. Measures are also being taken to make aggressive water treatment and electricity cost savings.

UK SERVICE OPERATIONS

During 2004/05 Kelda confirmed its position as a leading company in the UK water and wastewater operations and maintenance market.

The turnover from these non regulated businesses, including our share of associates' and joint ventures' turnover, amounted to £59.3m having increased from £30.7m in 2004. Operating profit increased significantly to £6.4m (2004: £ 2.0m) resulting from strong operating performance of existing businesses and the inclusion of the first full year results for the MOD Aquatrine `A' contract.

Kelda Water Services

Following continued success in its core markets, Yorkshire Water Projects was

renamed Kelda Water Services (KWS) in January 2005.

In January 2005, KWS signed a 15 year contract to provide waste water operations and maintenance services to Welsh Water, with anticipated annual turnover around £50m. The contract involves the operation of 570 waste water plants and over 13,000km of sewer network. KWS (Wales), a 100% subsidiary of KWS, began operations on 1 April 2005.

KWS is also 45% shareholder in Brey Utilities which completed the first full year of a 25 year contract with the MoD in December 2004. Turnover for Brey for the year was £32.0m (2004: £5.0m). During the year the contract scope has expanded to include additional sites and assets. Brey provides water and waste water services to approximately 1,100 sites in Wales the Midlands and the South West. In addition Delta Water Services, a wholly owned subsidiary of KWS, provides operational and maintenance services to over 80% of the sites as a subcontract to Brey. Turnover for the year for Delta was £5.8m (2004: £1.5m).

KWS is a 45% shareholder in Aberdeen Environmental Services (AES) which manages four waste water treatment plants in Aberdeenshire under a 25 year contract. Grampian Waste Water Services, a wholly owned subsidiary of KWS, operates the contract for AES. Turnover for the Scottish projects for the year was £10.7m (2004: £10.4m).

All four of the Scottish plants are continuing to perform well, with revenues above expectations due to additional flows and loads received.

Business Services

The company continues to develop profitable non regulated activities including Safe Move which contributes an annual turnover of £3.7m. Safe Move provides drainage and water information to solicitors and conveyancers.

Loop

Loop provides customer relationship management services primarily to Yorkshire Water. Its turnover for the year was £19.3m (2004: £19.9m), comprising £16.3m (2004: £16.4) from within the Group and £3.0m (2004: £3.5m) external to the Group. The renewal of the contract with Yorkshire Water for 5 years from 1 April 2005, provides the basis for Loop's underlying revenue for that period.

KEYLAND

Turnover (including share of associates and joint ventures) was ahead of last year at £14.6m (2004: £11.2m) with operating profit at £5.0m (2004: £5.2m). This reflects the continued high demand for prime development land. Net assets of KeyLand were £36.8m at the end of March 2005 (2004: £34.4m).

The primary source of revenue continues to be through the disposal or development of brownfield sites for housing. The second half saw income relating to a significant housing development site at Headingley, Leeds. A number of smaller, high margin, properties supplemented this sale. Planning delays continue to affect the timing of sales.

In addition to its primary activities, KeyLand has participated in selected joint venture developments. These contributed turnover of £4.6m (2004: £2.8m) and operating profit of £0.9m (2004: £1.0m) to the results.

Group profit & loss account

		Year ended 31 March 2005			Year ended 31 March 2004		
		Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	Note	£m	£m	£m	£m	£m	£m
Turnover: group and share of associates and joint ventures	2	806.2	-	806.2	822.6	-	822.6
Share of associates' and joint ventures' turnover		(43.2)	-	(43.2)	(97.1)	-	(97.1)
		-------	-------	-------	-------	-------	-------
Group turnover		763.0	-	763.0	725.5	-	725.5
Continuing operations		763.0	-	763.0	722.2	-	722.2
Discontinued operations		-	-	-	3.3	-	3.3
Operating costs		(447.7)	(11.7)	(459.4)	(441.5)	-	(441.5)

Group operating profit		315.3	(11.7)	303.6	284.0	-	284.0
Share of associates' and joint ventures' operating profit		6.6	-	6.6	10.7	(2.5)	8.2
Operating profit: group and share of associates and joint ventures		321.9	(11.7)	310.2	294.7	(2.5)	292.2
Exceptional profit on sale of WRG stake	4	-	-	-	-	17.1	17.1
Profit on ordinary activities before interest	2	321.9	(11.7)	310.2	294.7	14.6	309.3
Net interest payable							
- group		(94.5)	-	(94.5)	(95.7)	-	(95.7)
- associates' and joint ventures'		(3.7)	-	(3.7)	(7.4)	-	(7.4)
Profit on ordinary activities before taxation		223.7	(11.7)	212.0	191.6	14.6	206.2
Taxation on profit on ordinary activities							
- current tax	5	(25.7)	4.0	(21.7)	(14.7)	-	(14.7)

	Note						
- deferred tax	5	(15.5)	0.2	(15.3)	(10.9)	-	(10.9)
- share of associates' and joint ventures' tax		(0.8)	-	(0.8)	0.1	-	0.1
		-------	-------	-------	-------	-------	-------
Profit on ordinary activities after taxation		181.7	(7.5)	174.2	166.1	14.6	180.7
Equity minority interests		-	-	-	(0.1)	-	(0.1)
		-------	-------	-------	-------	-------	-------
Profit attributable to shareholders		181.7	(7.5)	174.2	166.0	14.6	180.6
Dividends		(107.7)	-	(107.7)	(100.3)	-	(100.3)
		-------	-------	-------	-------	-------	-------
Retained profit for the financial year		74.0	(7.5)	66.5	65.7	14.6	80.3
Basic earnings per share	6			47.0p			47.1p
Adjusted earnings per share	6			49.0p			43.3p
Adjusted earnings per share (excluding deferred tax)	6			53.2p			46.2p
Diluted earnings per share	6			46.8p			47.0p
Dividends per share	7			29.00p			26.83p

Group balance sheet

At 31 March At 31 March

	Note	2005	2004
			(restated)
		£m	£m
Fixed assets			
Intangible assets		243.5	244.1
Tangible assets		3,909.0	3,719.7
Investments in joint ventures		15.1	9.7
Share of gross assets		54.2	47.3
Share of gross liabilities		(53.9)	(48.5)
Loans to joint ventures		14.8	10.9
Investments in associated undertakings		7.4	5.8
		--------	--------
		4,175.0	3,979.3
		--------	--------
Current assets			
Stocks		0.7	0.8
Debtors		181.9	202.4
Cash and short term deposits		187.1	282.0
		-------	-------
		369.7	485.2

Creditors: amounts falling due within one year

	Note		
Short term borrowings		(33.4)	(37.5)
Other creditors		(366.1)	(333.3)
		-------	-------
Net current (liabilities) assets		(29.8)	114.4
		-------	-------
Total assets less current liabilities		4,145.2	4,093.7
Creditors: amounts falling due after more than one year			
Long term borrowings		(1,916.8)	(1,950.3)
Other creditors		(232.2)	(233.8)
Provisions for liabilities and charges			
- deferred tax	5	(206.8)	(191.8)
- other		(3.1)	(2.9)
		--------	--------
Net assets		1,786.3	1,714.9
		--------	--------
Equity shareholders' funds		1,785.7	1,714.3
Non-equity minority interests		0.6	0.6
		--------	--------
Capital employed		1,786.3	1,714.9

Statement of group total recognised gains and losses

	Year ended	
	31 March	31 March
	2005	2004
	£m	£m
Profit attributable to shareholders	174.2	180.6
Exchange adjustments	(0.2)	(3.8)
	-------	-------
Total recognised gains and losses since last annual report	174.0	176.8

Summarised group cash flow statement

		Year ended	
		31 March	31 March
		2005	2004
	Note	£m	£m
Net cash inflow from operating activities	8	489.7	481.1
Dividends received from associated undertakings		1.5	-
Returns on investments and servicing of finance		(90.6)	(97.1)
Taxation		(4.0)	(10.1)
Capital expenditure and financial investment			
- purchase of tangible fixed assets		(355.7)	(335.5)
Acquisitions and disposals	9	(0.4)	141.5
Equity dividends paid		(100.3)	(101.2)

Management of liquid resources	93.9	68.8
Financing	(28.5)	(122.3)
	-------	-------
Increase in cash in the year	5.6	25.2

Analysis of movement in net debt

	Year ended	
	31 March 2005	31 March 2004
	£m	£m
Increase in cash in the year	5.6	25.2
(Increase)/decrease in short term debt	(1.5)	10.6
Decrease/(increase) in long term debt	30.0	35.1
(Decrease)/increase in liquid resources	(93.9)	(68.8)
Exchange and other non-cash adjustments	2.5	12.5
	-------	-------
Movement in net debt in the year	(57.3)	14.6
Net debt at the beginning of the year	(1,705.8)	(1,720.4)
	-------	-------
Net debt at the end of the year	(1,763.1)	(1,705.8)

Notes to the preliminary results

1 Basis of preparation

The preliminary results have been prepared using the accounting policies disclosed in the Annual Report and Accounts 2005. In accordance with FRS 18 `Accounting Policies', the directors have reviewed the group's accounting policies and consider them to be the most appropriate to the group's operations.

2 Segmental analysis of turnover and operating profit

The segmental analysis of turnover and operating profit is as follows:

	Turnover		Operating profit			
	2005	2004	2005	2005	2005	2004
			Pre-exceptional items	Exceptional items	Total	Total
	£m	£m	£m	£m	£m	£m
UK regulated water services	640.1	604.4	284.6	(5.8)	278.8	252.5
US operations	92.2	94.1	30.3	(5.4)	24.9	31.6
UK service operations						
- group	20.7	15.3	0.7	-	0.7	0.5
- associates and joint ventures	38.6	15.4	5.7	-	5.7	1.5
UK service operations sub-total	59.3	30.7	6.4	-	6.4	2.0
Keyland						
- group	10.0	8.4	4.1	-	4.1	4.2
- associates and joint ventures	4.6	2.8	0.9	-	0.9	1.0

Keyland sub-total	14.6	11.2	5.0	-	5.0	5.2
Discontinued operations						
- group	-	3.3	-	-	- -	
- WRG	-	78.9	-	-	-	5.7
	-------	-------	-------	-------	-------	-------
	806.2	822.6	326.3	(11.2)	315.1	297.0
Corporate costs	-	-	(4.4)	(0.5)	(4.9)	(4.8)
	-------	-------	-------	-------	-------	-------
Total: group and share of associates and joint ventures	806.2	822.6	321.9	(11.7)	310.2	292.2

3 Exchange rates

The results of the group's US operations have been translated using the average exchange rate during the period of $1.85 to the pound (2004: $1.69). The exchange rate used to translate the group's US assets and liabilities at the balance sheet date was $1.89 (2004: $1.84).

4 Exceptional items

	2005
	£m
Business reorganisation costs	(5.8)
- UK regulated water services	(3.8)
- US operations	
Write off goodwill (US operations)	(1.6)

Other	(0.5)

	(11.7)

The tax effect of these exceptional items was to reduce the tax charge by £4.2m.

A profit of £17.1m arose in the year ending 31 March 2004 from the sale of the group's investment in Waste Recycling Group plc. No taxation arose on the sale.

5 Taxation

Current taxation

	2005	2004
	£m	£m
UK corporation tax charge	23.5	19.9
Overseas taxation	5.0	6.0
Prior year credit - UK	(5.4)	(10.3)
Prior year credit - US	(1.4)	(0.9)
	-------	-------
	21.7	14.7

Deferred tax

	2005	2004
	£m	£m
Full deferred tax charge	35.8	35.6

Discount	(23.7)	(22.4)
Adjustment in respect of prior year	3.2	(2.3)
	-------	-------
Total deferred tax	15.3	10.9

Deferred tax provision

	2005	2004
	£m	£m
At 1 April	191.8	183.1
Deferred tax charge	15.3	10.9
Exchange rate and other adjustments	(0.3)	(2.2)
	-------	-------
Discounted provision for deferred tax	206.8	191.8
	-------	-------
Undiscounted provision for deferred tax	581.1	542.8
Discount	(374.3)	(351.0)
	-------	-------
Discounted provision for deferred tax	206.8	191.8

6 Earnings per share

The weighted average number of shares used in the calculation of basic earnings per share (EPS) is 370.5m (2004: 383.1m) and of diluted EPS is 372.2m (2004: 384.3m).

Adjusted EPS is calculated excluding exceptional items as follows:

2005: Exceptional costs as detailed in note 4.

2004: Exceptional profit on sale of WRG stake of £17.1m less share of WRG exceptional items of £2.5m. There is no taxation associated with these exceptional items.

Adjusted EPS is also presented excluding the charge for deferred tax.

Diluted EPS assumes conversion of all dilutive potential ordinary shares under the group's sharesave schemes.

7 Proposed dividend

The proposed final dividend of 20.66p per share, if approved by shareholders, will be paid on 26 August 2005 to shareholders on the register on 5 August 2005.

8 Reconciliation of operating profit to net cash inflow from operating activities

	2005	2004
	£m	£m
Group operating profit (after exceptional items)	303.6	284.0
Depreciation	160.8	155.9
Goodwill amortisation	1.0	0.8
Release of grants and contributions	(3.3)	(3.3)
Exchange rate and other adjustments	11.4	35.4
Decrease in stocks	0.1	0.7
Decrease in debtors	3.9	4.1
Increase in creditors	12.2	3.5
	-------	-------

	Net cash inflow from operating activities	489.7	481.1
9	Acquisitions and disposals		
		2005	2004
		£m	£m
	Disposal of WRG	-	142.7
	Purchase of intangibles	(0.4)	(1.2)
		-------	-------
		(0.4)	141.5

10 The financial information set out in this preliminary announcement is an abridged version of the full accounts and does not constitute statutory accounts. This information is derived from the statutory accounts for the years ended 31 March 2004 and 31 March 2005 upon which unqualified audit reports have been given. No statement has been made by the auditors under Section 237(2) or (3) of the Companies Act 1985 in respect of either of these sets of accounts. The accounts for the year ended 31 March 2004 have been filed with the Registrar of Companies. The full statutory accounts for the year ended 31 March 2005 will be posted to shareholders in June.

11 This announcement was approved by the board of directors on 25 May 2005.

Auditor's report on the preliminary announcement to the directors of Kelda Group plc.

We have concluded our audit of the statutory accounts of Kelda Group plc for the year ended 31 March 2005 and signed our auditor's report thereon. We have also reviewed the attached preliminary announcement in respect of the same accounting period and report that it is consistent with those statutory accounts.

Ernst & Young LLP

Leeds, 25 May 2005

ENDS

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